Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

Goldman, Sachs & Co.

200 West Street

New York, New York 10282

September 13, 2016

VIA EMAIL & EDGAR

Ms. Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Saban Capital Acquisition Corp. (the “Company”) Registration Statement on Form S-1 (Registration No. 333-213259)

Dear Ms. Hayes:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, for themselves and the other several underwriters, join in the request of the Company that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 3:00 p.m., Washington D.C. time, on September 15, 2016, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated September 8, 2016:

(i)	Dates of distribution: September 12, 2016 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 2

(iii)	Number of prospectuses furnished to underwriters, dealers, institutions and others: approximately 6,000

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

GOLDMAN, SACHS & CO.

Acting severally on behalf of themselves and the

several Underwriters

Deutsche Bank Securities Inc.

By:	/s/ Eric Hackel
Name: Eric Hackel
Title: Managing Director

By:	/s/ Mahesh Srinivasan
Name: Mahesh Srinivasan
Title: Director

Goldman, Sachs & Co.

By:	/s/ Adam Greene
Name: Adam Greene
Title: Vice President

[Signature Page to Acceleration Request]